February 27, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

           We are the former independent auditors for Nano Superlattice Technology, Inc. (the "Company"). We have read the Company's disclosure in Item 4(a) of the Company's Current Report on Form 8-K dated February 22, 2008, and we are in agreement with the disclosure in Item 4(a) insofar as it pertains to our firm.

Yours very truly,